Exhibit 99.1

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Forward - Looking Information 2 Fortis includes "forward - looking information" in this presentation within the meaning of applicable Canadian securities laws and "forward - looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward - looking in formation". Forward - looking information included in this presentation reflects expectations of Fortis management regarding future growth, results of oper ati ons, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "e xpe cts", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and othe r s imilar terminology or expressions have been used to identify the forward - looking information, which include, without limitation: the Corporation's forecast consol idated and segmented capital expenditures for 2018 and the period 2019 through 2023 and potential funding sources for the capital plan; the Corporation's for ecast consolidated and segmented rate base for the period 2019 through 2023; targeted average annual dividend growth through 2023; targeted debt rat ios for the period 2018 through 2023; the expected timing of filing of regulatory applications and receipt and outcome of regulatory decisions; the n atu re, timing and expected costs of certain capital projects including, without limitation, the Wataynikaneyap Transmission Power Project, ITC Multi - Value Regional Transmission Projects and 34.5 to 69 kV Transmission Conversion Project, UNS Energy Gila River Natural Gas Generating Station Unit 2, Southline Transmission Project and New Mexico Wind Project, FortisBC Lower Intermediate Pressure System Upgrade, Eagle Mountain Woodfibre Gas Line Project, Transmission Integrity Management Capabilities Project and Inland Gas Upgrades Project and additional opportunities beyond the base capital plan; and the expectation that t he Corporation will maintain its investment - grade credit ratings. Forward - looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions h ave been applied in drawing the conclusions contained in the forward - looking information. These factors or assumptions are subject to inherent risks and uncerta inties surrounding future expectations generally, including those identified from time to time in the forward - looking information. Such risk factors or as sumptions include, but are not limited to: the implementation of the Corporation's five - year capital investment plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realizatio n o f additional opportunities; the impact of fluctuations in foreign exchange; the Board exercising its discretion to declare dividends, taking into account the bu siness performance and financial condition of the Corporation; reasonable decisions by utility regulators and the expectation of regulatory stability and no s ign ificant changes in laws and regulations that may materially negatively affect the Corporation and its subsidiaries. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward - looking information. These factors should be considered carefully and undue reliance should not be placed on the forward - looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities re gul atory authorities and the Securities and Exchange Commission. All forward - looking information in this presentation is given as of the date of this present ation and Fortis disclaims any intention or obligation to update or revise any forward - looking information, whether as a result of new information, future even ts or otherwise. Unless otherwise specified, all financial information referenced is in Canadian dollars and references to rate base refer to mid - year rate base.

Barry Perry Fortis Inc. - President & CEO

4 Business Update • FortisBC Gas Supply • FERC Issues Orders on ROE Matters • 2018 Sustainability Report Issued • Investors Days Held in Toronto and New York

5 New 2019 - 2023 Business Plan Highlights $17.3B 5 - Year Capital Plan 6 - 7% Rate Base Growth 6% Average Annual Dividend Growth Target to 2023

Low Risk, Highly Executable Capital Plan 6 Caribbean 3% Regulated 99% Non - Regulated 1% Smaller Projects 77% Major Capital Projects 23% Canada 42% U.S. 55%

73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19F 21F 23F 6% guidance generates annual dividend payment of $2.27 in 2023 Actual dividend paid Forecasted dividend payments 45 Years of Dividend Growth and 6% Guidance Extended to 2023 7

Jocelyn Perry Fortis Inc. – EVP, CFO

9 (1) Non - US GAAP measure. Reported Q3 EPS was $0.65 in 2018 compared to $0.66 in 2017. On a year - to - date basis, reported EPS was $1.98 in 2018 compared to $2.00 in 2017. Fortis Delivers Strong Results $1.92 $1.91 2017 2018 Adjusted Q3 EPS (1) $0.61 $0.65 2017 2018 Adjusted Q3 YTD EPS (1) Strong Utility Performance Aitken Creek Mark - to - Market Tempers Earnings $3.2 Billion Capital Plan for 2018 Remains on Track

EPS Drivers – Q3 10 $8.4 $9.8 $ 0.61 $ 0.02 $0.02 $ 0.02 $0.01 $ 0.65 Q3 2017 Adjusted EPS U.S. Transmission (ITC) Canadian & Caribbean Electric & Gas Foreign Exchange U.S. Electric & Gas Aitken Creek MTM Energy Infrastructure Corporate Q3 2018 Adjusted EPS (1) ($0.01) ($0.01) (1) Non - US GAAP measure. (1) ($0.01) Adjusted Q3 EPS $0.04 Higher Than 2017 Growth in Regulated Businesses

$ 1.92 ($ 0.07 ) ($0.01) $0.04 $0.03 September YTD 2017 Adjusted EPS Aitken Creek MTM U.S. Tax Reform U.S. Transmission (ITC) U.S. Electric & Gas Canadian & Caribbean Electric & Gas Energy Infrastructure Foreign Exchange Corporate September YTD 2018 Adjusted EPS (1) $0.02 ($0.02) ($0.03) EPS Drivers – September Year - to - Date 11 $8.4 (1) Non - US GAAP measure. (1) Aitken Creek Mark - to - Market Losses and U.S. Tax Reform Tempers Earnings $0.03 $1.91

Other (2) 2% $17.3B 5 - Year Capital Plan Regulated Debt 23% Asset Sales 6% 12 Effective Funding Plan For 5 - Year Capital Program $17.3B (1) Cash from operating activities after net dividends and customer contributions. This is a non - US GAAP measure. (2) Includes non - regulated debt and funds from the Corporation’s employee stock purchase plan and stock option plan. No Discrete Equity Required to Fund 5 - Year Capital Plan Asset Sales Expected to Provide $1 - $2 Billion in Proceeds ATM Program Unutilized And Provides Financial Flexibility Cash From Operations (1) 69%

Strengthening Our Credit Profile 13 Improved Holdco Debt / Total Debt 2018F 2019F 2020F 2021F 2022F 2023F 33% 38% Improving Credit Metrics Over The 5 - Year Plan Credit Rating Agencies Rank Business Risk Profile as Excellent/Strong (1) (1) S&P ranks business risk profile as excellent and Moody’s ranks it as strong .

Regulatory Outlook 14 Recent Decisions: Targeted TEP Rate Case Filing in 2019 Targeted PBR Renewal Filing in 2019 Independence Incentive Adder Complaint • Adder reduced to 0.25% • Effective April 20, 2018 MISO Base ROE Complaints Upcoming Proceedings and Decisions:

15 Why Invest In Fortis? Highly Regulated Highly Diversified Strong Growth Profile 6% Dividend Guidance Opportunities Beyond Capital Plan Well - Run Utilities

Expected Upcoming Events 16 Expected Upcoming Earnings Release Dates Q4 – 2018 February 15, 2019 Q1 – 2019 May 1, 2019 Upcoming Q4 2018 Investor Presentations EEI – 53 rd Financial Conference November 13, 2018 Scotiabank Energy Infrastructure Conference November 14, 2018

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Third Quarter 2018 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) Q3 2018 Adjustment Adjusted Q3 2018 (1) Q3 2017 Adjustment Adjusted Q3 2017 (1) Adjusted Q3 Variance Regulated – Independent Electric Transmission ITC 97 - 97 89 - 89 8 Regulated – US Electric & Gas UNS Energy 135 - 135 112 - 112 23 Central Hudson 17 - 17 15 - 15 2 152 - 152 127 - 127 25 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy (22) - (22) (15) - (15) (7) FortisAlberta 39 - 39 35 - 35 4 FortisBC Electric 12 - 12 11 - 11 1 Other Electric (2) 30 - 30 20 - 20 10 59 - 59 51 - 51 8 Non - Regulated Energy Infrastructure 12 - 12 21 - 21 (9) Corporate and Other (44) - (44) (10) (24) (34) (10) Net Earnings Attributable to Common Equity Shareholders 276 - 276 278 (24) 254 22 Weighted Average Shares (# millions) 425.6 - 425.6 418.6 418.6 418.6 7 EPS $0.65 - $0.65 $0.66 ($0.05) $0.61 $0.04 19 (1) Non - US GAAP measure. (2) Comprises Eastern Canadian and Caribbean electric utilities. Q3 2018 Results by Segment APPENDIX

September Year - to - Date 2018 Variance Analysis by Segment ($millions, excluding weighted average shares and EPS) YTD 2018 Adjustment Adjusted YTD 2018 (1) YTD 2017 Adjustment Adjusted YTD 2017 (1) Adjusted YTD Variance Regulated – Independent Electric Transmission ITC 269 - 269 273 - 273 (4) Regulated – US Electric & Gas UNS Energy 266 - 266 242 (11) 231 35 Central Hudson 50 - 50 48 - 48 2 316 - 316 290 (11) 279 37 Regulated – Canadian & Caribbean Electric & Gas FortisBC Energy 83 - 83 88 - 88 (5) FortisAlberta 98 - 98 91 - 91 7 FortisBC Electric 43 - 43 42 - 42 1 Other Electric (2) 83 - 83 73 - 73 10 307 - 307 294 - 294 13 Non - Regulated Energy Infrastructure 50 - 50 69 - 69 (19) Corporate and Other (103) (30) (133) (97) (24) (121) (12) Net Earnings Attributable to Common Equity Shareholders 839 (30) 809 829 (35) 794 15 Weighted Average Shares (# millions) 423.8 423.8 423.8 413.9 413.9 413.9 9.9 EPS $1.98 ($0.07) $1.91 $2.00 ($0.08) $1.92 ($0.01) 20 (1) Non - US GAAP measure. (2) Comprises Eastern Canadian and Caribbean electric utilities. September YTD 2018 Results by Segment APPENDIX

21 2019 - 2023 Capital Forecast by Segment APPENDIX Capital Forecast (1) ($millions) 2019 2020 2021 2022 2023 2019 - 2023 Total Regulated - Independent Electric Transmission ITC 865 878 951 943 861 4,498 Regulated - US Electric & Gas UNS Energy 1,076 875 624 476 476 3,527 Central Hudson 280 268 276 291 274 1,389 Total Regulated - US Electric & Gas 1,356 1,143 900 767 750 4,916 Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 503 408 430 654 978 2,973 FortisBC Electric 116 125 101 105 90 537 FortisAlberta 414 427 434 449 467 2,191 Other Electric (2) 418 479 415 364 376 2,052 Total Regulated - Canadian & Caribbean Electric & Gas 1,451 1,439 1,380 1,572 1,911 7,753 Energy Infrastructure 28 19 19 18 44 128 Total Capital Forecast 3,700 3,479 3,250 3,300 3,566 17,295 (1) Capital expenditures are translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) Comprises Eastern Canadian and Caribbean electric utilities.

Significant Capital Projects ($millions) 2018 Forecast Total 2019 - 2023 Plan Expected Year of Completion ITC Multi - Value Regional Transmission Projects 140 332 Post - 2023 ITC 34.5 kV to 69 kV Transmission Conversion Project 118 369 Post - 2023 UNS Energy Gila River Natural Gas Generating Station Unit 2 - 211 2020 UNS Energy Southline Transmission Project - 389 2021 UNS Energy New Mexico Wind Project 6 271 2020 FortisBC Lower Mainland Intermediate Pressure System Upgrade 175 252 2020 FortisBC Eagle Mountain Woodfibre Gas Line Project - 348 2023 FortisBC Transmission Integrity Management Capabilities Project - 568 Post - 2023 FortisBC Inland Gas Upgrades Project 5 220 Post - 2023 Wataynikaneyap Transmission Power Project 36 576 2023 Smaller Projects 77% Major Capital Projects 23% Capital Plan By Project Type APPENDIX 22 Major Capital Projects APPENDIX

Capital Plan Grows Rate Base to $35 Billion in 2023 23 Rate Base (1) $26.1 $27.9 $30.1 $32.0 $33.4 $35.5 (1) Rate base converted at a projected USD/CAD foreign exchange rate of $1.28 for 2018 through 2023. Canadian & Caribbean U.S. 2018F 2019F 2020F 2021F 2022F 2023F Billions APPENDIX

24 2018 - 2023 Rate Base Forecast by Segment APPENDIX (1) Rate base translated at a forecast USD/CAD foreign exchange rate of $1.28. (2) Comprises Eastern Canadian and Caribbean electric utilities. Rate Base Forecast (1) ($millions) 2018 2019 2020 2021 2022 2023 3 - Year CAGR to 2021 5 - Year CAGR to 2023 Regulated - Independent Electric Transmission ITC 7,706 8,463 9,148 9,745 10,305 10,824 8.1% 7.0% Regulated - US Electric & Gas UNS Energy 4,850 5,362 5,984 6,292 6,442 6,580 9.1% 6.3% Central Hudson 1,640 1,827 2,004 2,148 2,259 2,459 9.4% 8.4% Total Regulated - US Electric & Gas 6,490 7,189 7,988 8,440 8,701 9,039 9.2% 6.9% Regulated - Canadian & Caribbean Electric & Gas FortisBC Energy 4,382 4,444 4,696 5,009 5,052 5,858 4.6% 6.0% FortisBC Electric 1,322 1,329 1,388 1,438 1,464 1,488 2.8% 2.4% FortisAlberta 3,352 3,555 3,755 3,936 4,113 4,297 5.5% 5.1% Other Electric (2) 2,849 2,946 3,144 3,452 3,738 3,961 6.6% 6.8% Total Regulated - Canadian & Caribbean Electric & Gas 11,905 12,274 12,983 13,835 14,367 15,604 5.1% 5.6% Total Rate Base Forecast 26,101 27,926 30,119 32,020 33,373 35,467 7.1% 6.3%